Exhibit 99.1

MiX Telematics Appoints Ken Jackson as Senior Vice President of Global Sales

Midrand, South Africa,  July 7, 2014 — MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced the appointment of Ken Jackson as Senior Vice President of Global Sales.

“I am very excited to have landed Ken for this new global role.  Ken brings tremendous experience running global sales efforts including aligning sales execution with strategy.   We look forward to his contributions in leveraging our success in vertical markets to new regions and opening new geographies as well,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics.

"MiX Telematics has a world-class reputation for excellence delivering cloud-based fleet management solutions and has enjoyed an increase in visibility over the past couple of years,” said Jackson. “It is exactly the right time to begin capitalizing on this hard work with a more systematic global effort, and I couldn’t be more pleased with the opportunity to roll up my sleeves and contribute.”

Jackson brings 27 years of technology sales and sales management experience to MiX. Prior to joining MiX, Ken served as President - Americas for Austrian-based UC4 Software , a private-equity backed maker of business process automation solutions. Under Ken’s leadership, his team grew new license revenues an average of 22% annually, and enjoyed an unprecedented period of growth and profitability. Ken was the catalyst for the development of sales best practices and methodologies in the Americas landing blue chip customers, NIKE, ADP, Fidelity Investments, and Cardinal Health to mention a few.  Prior to UC4, Ken served as Senior Vice President of North American Sales at ASG Software Solutions where he grew the sales team from 30 to well over 100 and averaged more than 30% annual license growth.  Prior to ASG, Ken served in sales and sales leadership roles at CA Technologies and IBM.

About MiX Telematics
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Receipts are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Sheila Ennis
ICR for MiX Telematics
ir@mixtelematics.com
(855) 564-9835